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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)

                               (Amendment No. _)*


                          APPLIED MAGNETICS CORPORATION
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                                (NAME OF ISSUER)


 COMMON STOCK, PAR VALUE $0.10 PER SHARE.                      038213104
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     (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)


                                FEBRUARY 12, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [x] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [_] Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                               (Page 1 of 9 Pages)

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NYFS05...:\40\72240\0366\2220\SCH2099R.41A

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CUSIP No.               038213104                       13G                Page 2 of 9 pages
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
       1          NAMES OF REPORTING PERSONS:          GENERAL MOTORS INVESTMENT MANAGEMENT
                                                       CORPORATION
                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY):
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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (A) [_]
                                                                                           (B) [X]
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       3          SEC USE ONLY

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       4          CITIZENSHIP OR PLACE OF              DELAWARE
                  ORGANIZATION:

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      NUMBER OF          5    SOLE VOTING POWER:               0
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY        6    SHARED VOTING POWER:             4,900,989
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH            7    SOLE DISPOSITIVE POWER:          0
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH         8    SHARED DISPOSITIVE POWER:        4,900,989

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       9          AGGREGATE AMOUNT BENEFICIALLY                4,900,989
                  OWNED BY EACH REPORTING PERSON:

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       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [_]
                  CERTAIN SHARES:

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       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                         11.7%(1)
                  (9)
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       12         TYPE OF REPORTING PERSON:            IA

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(1)   Based upon the shares outstanding pursuant to information received from
      ChaseMellon Shareholder Services, as Transfer Agent, on February 12, 1999
      and the shares that Applied Magnetics Corporation is obligated to issue pursuant to its merger with Das Devices, Inc., which was consummated on
      February 11, 1999.

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CUSIP No.               038213104                       13G                Page 3 of 9 pages
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       1          NAMES OF REPORTING PERSONS:          THE CHASE MANHATTAN BANK,
                                                       AS TRUSTEE FOR
                             FIRST PLAZA GROUP TRUST
                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY):
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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (A) [_]
                                                                                           (B) [X]
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       3          SEC USE ONLY

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       4          CITIZENSHIP OR PLACE OF              NEW YORK
                  ORGANIZATION:

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      NUMBER OF          5    SOLE VOTING POWER:               0
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY        6    SHARED VOTING POWER:             4,900,989
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH            7    SOLE DISPOSITIVE POWER:          0
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH         8    SHARED DISPOSITIVE POWER:        4,900,989

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       9          AGGREGATE AMOUNT BENEFICIALLY                4,900,989
                  OWNED BY EACH REPORTING PERSON:

-------------------------------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [_]
                  CERTAIN SHARES:

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       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                         11.7%(1)
                  (9)
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       12         TYPE OF REPORTING PERSON:            EP

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

(1) Based upon the shares outstanding pursuant to information received from ChaseMellon Shareholder Services, as Transfer Agent, on February 12, 1999 and the shares that Applied Magnetics Corporation is obligated to issue pursuant to its merger with Das Devices, Inc., which was consummated on February 11, 1999.

                                  SCHEDULE 13G

ITEM 1

     (a)   NAME OF ISSUER:

           APPLIED MAGNETICS CORPORATION

     (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           75 Robin Hill Road
           Goleta, California  93117

ITEM 2

     (a)   NAME OF PERSON FILING:

           (1)   The Chase Manhattan Bank, as Trustee for
                 First Plaza Group Trust (the "Trust")

           (2)   General Motors Investment Management Corporation ("GMIMCo")

           The Trust and GMIMCo are referred to herein collectively as the "Reporting Persons". A joint filing agreement of the Reporting Persons is attached hereto as Exhibit I.

     (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           (1)   c/o The Chase Manhattan Bank
                     Floor 18-W
                     4 Chase Metrotech Center
                     Brooklyn, New York  11245

           (2)       767 Fifth Avenue
                     New York, New York 10153

     (c)   CITIZENSHIP:

                    (1)  New York

                    (2)  Delaware

     (d)   TITLE OF CLASS OF SECURITIES:

           Common Stock par value $0.10 per share

     (e)   CUSIP NUMBER:   038213104

ITEM 3
           (1) The Trust - (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

           (2) GMIMCo - (e) [x] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);


ITEM 4     OWNERSHIP.

     (a)   Amount Beneficially Owned:

           (1)  The Trust:  4,900,989 shares [1]
           (2)  GMIMCo:  4,900,989 shares [1]

     (b) Percent of Class (based upon the shares outstanding pursuant to information received from ChaseMellon Shareholder Services, as Transfer Agent, on February 12, 1999 and the shares that Applied Magnetics corporation is obligated to issue pursuant to its merger with Das Devices, Inc., which was consummated on February 11, 1999):

           (1)  11.7% [1]
           (2)  11.7% [1]

     (c)   Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote

                 (1)  The Trust: 0

                 (2)  GMIMCo: 0

            (ii) Shared power to vote or to direct the vote

                 (1)  The Trust:  4,900,989 [2]
                 (2)  GMIMCo:  4,900,989 [2]

           (iii) Sole power to dispose or to direct the disposition of

                 (1)  The Global Trust: 0
                 (2)  GMIMCo: 0

            (iv) Shared power to dispose or to direct the disposition of

                 (1)  The Trust: 4,900,989 [2]
                 (2)  GMIMCo: 4,900,989 [2]

[1] The Trust is a pension trust formed pursuant to the laws of the State of New York and the United States of America and presently holds assets in respect of trusts for the benefit of certain employee benefit plans of General Motors Corporation ("GM") and its subsidiaries. These shares may be deemed to be owned beneficially by GMIMCo, a wholly-owned subsidiary of GM; however, interests in the Trust are held for the account of certain employee benefit plans. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM and its subsidiaries and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as investment manager with respect to these shares and in that capacity it has the sole power to direct The Chase Manhattan Bank, as a Trustee for the Trust (the "Trustee"), as to the voting and disposition of these shares. Because of the Trustee's limited role, beneficial ownership of the shares by the Trustee is disclaimed.

[2] The Trust invests in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Common Stock and/or other securities of the Issuer in addition to those referred to in this Statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by the Trust are made by the trustees thereof or unrelated investment managers who, in so acting, act independently of the Reporting Persons (although the appointment of the trustees and the investment managers is subject to authorization of GMIMCo). The Reporting Persons do not have or share voting power or investment power over any Additional Securities which might be held by the Trust. No information regarding any such holdings by the Trust is contained in this Statement.

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10    CERTIFICATIONS.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    THE CHASE MANHATTAN BANK, in its capacity as Trustee for FIRST PLAZA GROUP TRUST (as directed by General Motors Investment Management Corporation), and not in its individual capacity

                                    By: /s/ Joseph Connell
                                        ----------------------------------------
                                        Name: Joseph Connell
                                        Title: Vice President


                                    GENERAL MOTORS INVESTMENT MANAGEMENT
                                    CORPORATION

                                    By: /s/ Charles Froland
                                        ----------------------------------------
                                        Name: Charles Froland
                                        Title: Managing Director
                                               General Motors Investment
                                               Management Corporation


February 19, 1999

                                 EXHIBIT INDEX


Exhibit No.         Description
-----------         -----------

    I Joint Filing Agreement, dated February 19, 1999 between The Chase Manhattan Bank, as Trustee for First Plaza Group Trust and General Motors Investment Management Corporation.